Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Files Preliminary Base Shelf Prospectus to Replace Expiring Base Shelf Prospectus

Dartmouth, Nova Scotia; June 19, 2020 – IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of targeted cancer immunotherapies and vaccines against infectious diseases, today announced that, in order to replace its prior base shelf prospectus and corresponding shelf registration statement that will expire on July 5, 2020, it has filed a preliminary short form base shelf prospectus (once filed in final form and receipted by the relevant Canadian securities regulatory authorities, the “Shelf Prospectus”) with the securities commissions in each of the provinces of Alberta, British Columbia, Manitoba, Newfoundland and Labrador, Nova Scotia, Ontario, Quebec and Saskatchewan in Canada, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and corresponding shelf registration statement, when made final or effective, will allow IMV to offer up to US$125,000,000 of common shares, preferred shares, subscription receipts, warrants, options or any combination thereof during the 25-month period that the Shelf Prospectus will be effective. The Shelf Prospectus will enable IMV to potentially access new capital if and when needed. The amount and timing of any future offerings will be based on the Company’s financial requirements and market conditions at the time.

The specific terms of any future offering under the Shelf Prospectus will be established at the time of such offering. At the time any of the securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities and the SEC. The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction. A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com and a copy of the corresponding shelf registration statement can be found on EDGAR at www.sec.gov or may be obtained upon request to IMV’s Investor Relations Department using the contact information set out below.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Shelf Prospectus and corresponding shelf registration statement being receipted or declared effective by the applicable Canadian securities regulatory authorities and the SEC, as applicable, and IMV’s ability to take advantage of financing opportunities in favorable market conditions or at all. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com